LUX AMBER, CORP.

207 Shaoyaoju Beili 712, Beijing, China l00029

October 17, 2018

Tracey Houser and Terence O’Brien
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Lux Amber, Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 31, 2018
File No. 333-225545

Dear Tracey Houser and Terence O’Brien,

In response to your letter dated September 11, 2018, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 16, 2018:

General

1. We note your response to comment 4 of our letter dated August 1, 2018; however, we are  unable to locate an amended contract memorializing the two month extension to which you refer. In addition, we note the language on page 19 regarding your liquidity and capital resources position for the three months ended July 31, 2018: "Cash used in investing activities consisted of acquisition of website development". This language suggests you have paid some portion of the fees. Please reconcile your disclosure.

RESPONSE: We have now filed the contract of the two months extension as the exhibit to the Registration Statement. In respect to the latter part of the Staff's comment, we have also revised our disclosure accordingly.

Selected Financial Data, page 4

2. Please expand your presentation to include the first quarter of fiscal year 2019.

RESPONSE: We have expanded presentation and reconciled our disclosure on page 19.

Dilution of the Price Investor Pays for its Shares, page 10

3. Please update the dilution presentations for the most recent balance sheet date, July 31, 2018.

RESPONSE: We have now updated the dilution presentations accordingly.

Statement of Cash Flows, page F-16

4. Please revise your presentation to appropriately sum the amounts to a negative number and revise the category title to net cash used in operating activities.

RESPONSE: We have now revised our presentation accordingly.

Note 8 – Subsequent Events, page F-21

5. Please disclose the specific date the financial statements were issued (i.e., through which subsequent events were evaluated) in accordance with ASC 855-10-50-1.

RESPONSE: We have disclosed the date.

Please direct any further comments or questions directly to:

Yuliia Baranets
Email: info@luxdesignjewelry.com
Telephone: (702) 425-3256

Sincerely,

/s/ Yuliia Baranets
Yuliia Baranets,
CEO